[Thermadyne Holdings Corporation Letterhead]
July 23, 2009
Correspondence Filing via EDGAR
Mr. Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Thermadyne Holdings Corporation Form 10-K for the Year Ended December 31, 2008 Filed March 11, 2009 and Supplemental Response filed April 17, 2009 File No. 0-23876
Dear Mr. Vaughn:
     On behalf of Thermadyne Holdings Corporation (the “Company”), we are responding to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as required by your letter of July 9, 2009 to the undersigned. For your convenience, we have repeated the Commission’s comments below before each of our responses.
Item 11. Executive Compensation
Director Compensation, page 18
1.	Please expand your response to our prior comment 5 to explain how the director fees that are remitted to Mr. Pattelli’s employer in lieu of payment to Mr. Pattelli himself should not be construed as a transaction between you and a third party where a purpose of the transaction is to furnish compensation to a director. In your response, please fully explain the material terms of and circumstances surrounding this arrangement.
Response:
Consistent with our prior response and the supplemental information we provide below, we believe that the director fees that the Company remits to Angelo, Gordon & Co., L.P. (“Angelo, Gordon”), Mr. Pattelli’s employer, in lieu of payment to Mr. Pattelli himself, are not remitted pursuant to a transaction with a purpose to furnish compensation to a director.
The material terms and circumstances of the arrangement whereby the Company pays director fees to which Mr. Pattelli would otherwise be entitled are as follows. There are no written agreements or instruments between the Company and Angelo, Gordon or Mr. Pattelli pursuant to which the Company pays Mr. Pattelli’s director fees. Instead, the Company pays director fees to Angelo, Gordon at the request of Mr. Pattelli solely to allow him to comply with his employer’s code of ethics. Angelo, Gordon’s code

Mr. Kevin L. Vaughn
July 23, 2009

of ethics requires an employee to obtain permission before engaging in any outside business activity, such as serving as a director of a company. In situations where an Angelo, Gordon employee sits on a board of a company in which Angelo, Gordon has made an investment on behalf of its clients, Angelo, Gordon often requires that any compensation that would otherwise be paid to such employee instead be redirected to the clients having an interest in the relevant investment. This is the case with Mr. Pattelli, and Angelo, Gordon conditioned its approval of his becoming a director of the Company on his not receiving compensation for serving in such capacity. Angelo, Gordon has informed us that it does not consider such fees in determining Mr. Pattelli’s compensation as an employee of Angelo, Gordon.
Pursuant to the arrangements described above, Angelo, Gordon applies the director fees the Company pays to it, in lieu of Mr. Pattelli, to the applicable funds and client accounts that hold investments in the Company.
Based on the foregoing, we believe that the director fees that the Company pays to Angelo, Gordon in lieu of Mr. Pattelli are not required to be disclosed in the director compensation table in accordance with Item 402(a)(2) of Regulation S-K because such fees are not paid with the purpose of furnishing compensation to Mr. Pattelli.
Item 13. Certain Relationships and Related Transactions, page 37
2.	From your response to our prior comment 7, we are unable to concur with your assertion that “no specific disclosure is required” with respect to the indebtedness owed to the affiliates of Angelo, Gordon under the second-lien facility. Please provide the information required by Item 404(a)(5) of Regulation S-K. Please also reconcile your statement that “no transaction was entered into or proposed between [you] and Angelo, Gordon” in 2008 with your disclosure on page 18 that you remitted $75,000 to Angelo, Gordon during that time.
Response:
Based on the information set forth below, we do not believe the indebtedness owed to the investment advisory clients of Angelo, Gordon constitutes information required to be disclosed by Item 404(a)(5) of Regulation S-K.
First, the investment advisory clients of Angelo, Gordon that are lenders under the Company’s second lien facility or holders of the Company’s outstanding 9-1/4% Senior Subordinated Notes due 2014 (“Senior Subordinated Notes”) are not related persons for which disclosure under Item 404(a)(5) of Regulation S-K is required. As disclosed in Item 1A of the Company’s Form 10-K for the year ended December 31, 2008, Angelo, Gordon beneficially owned approximately 33.3% of our outstanding shares of common stock and holds such shares on account of certain of its investment advisory clients. None of these clients are lenders under the Company’s second lien credit facility or holders of the Senior Subordinated Notes. Furthermore, none of such lenders or holders is a security holder covered by Item 403(a) of Regulation S-K or an immediate family member of any such security holder. Accordingly, none of such lenders or holders is a “related person” under Item 404(a).
Second, Angelo, Gordon is not a related person for which disclosure is required under Item 404(a)(5) of Regulation S-K. We note that Instruction 4.b. to Item 404(a) provides that disclosure need not be provided as to indebtedness transactions for the related persons specified in Instruction 1.b. to paragraph (a) of Item 404. Instruction 1.b. specifies security holders covered by Item 403(a) of Regulation S-K as

Mr. Kevin L. Vaughn
July 23, 2009

related persons. Although Angelo, Gordon is a security holder covered by Item 403(a) of Regulation S-K, no disclosure of the indebtedness transaction is required for Angelo, Gordon because it is a related person solely by virtue of its status as a security holder and therefore falls within the exception provided by Instruction 4.b. to Item 404(a) of Regulation S-K.
Finally, Mr. Pattelli does not have a material interest in the Company’s indebtedness under the second lien facility or the Senior Subordinated Notes for which disclosure under Item 404(a)(5) of Regulation S-K would be required. Mr. Pattelli is a director of the Company and therefore a related person contemplated under Instruction 1.a.i. to Item 404(a). As an employee of Angelo, Gordon, Mr. Pattelli co-manages and makes portfolio decisions for its investment advisory clients, including those clients that are invested in loans to the Company through the Company’s second-lien facility and in its Senior Subordinated Notes. Angelo, Gordon’s investments in the Company’s financing arrangements on behalf of its clients represent less than 2% of the clients’ total assets. In addition, Mr. Pattelli owns less than 1% of the equity interests in these clients in the aggregate. Since the inception of the second lien facility and the issuance of the Senior Subordinate Notes, Mr. Pattelli also has recused himself from making final investment decisions on behalf of such entities regarding their investments in the Company. Based on Mr. Pattelli’s position or relationship with Angelo, Gordon and its investment advisory clients who are also lenders under the second lien facility or holders of the Senior Subordinated Notes, and the additional information above regarding those clients, we do not believe that Mr. Pattelli has a direct or indirect material interest in the Company’s indebtedness under the second lien facility or the outstanding Senior Subordinated Notes.
Our statement in our letter to the Staff dated June 12, 2009 that “no transaction was entered into or proposed between the Company and Angelo Gordon” excluded from consideration the payment of director fees to Angelo, Gordon in 2008.
In addition, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin L. Vaughn
July 23, 2009

     If you should have any questions or require any further information regarding this matter, please contact the undersigned at (636) 728-3107 or Nick H. Varsam, the Company’s Vice President, General Counsel and Corporate Secretary, at (636) 728-3084.

Sincerely,
/s/ Steven A. Schumm
Steven A. Schumm
Executive Vice President, Chief Financial Officer and Chief Administrative Officer

cc:	David Burton/Securities and Exchange Commission
Celia Sochner /Securities and Exchange Commission
Mary Beth Breslin/Securities and Exchange Commission
Martin James/Securities and Exchange Commission
Paul Melnuk/ Thermadyne Holdings Corporation
Nick H. Varsam/ Thermadyne Holdings Corporation
David W. Braswell/Armstrong Teasdale LLP
Rick Andrews/KPMG LLP